UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Reddy Ice Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

75734R 10 5

(CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant
to which this Schedule is filed:

☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Trimaran Investments II, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b)☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 0
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Trimaran Fund II, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b)☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 0
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Trimaran Capital, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b)☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 0
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Trimaran Parallel Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b)☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 0
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CIBC Employee Private Equity Fund (Trimaran) Partners
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b)☒
3.	SEC Use Only
4.	Citizenship or Place of Organization New York
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 0
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CIBC Capital Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b)☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 0
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jay R. Bloom
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b)☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 0
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Andrew R. Heyer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b)☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 0
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Dean C. Kehler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b)☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 0
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer:
Reddy Ice Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
8750 North Central Expressway
Suite 1800
Dallas, Texas 75231

Item 2(a).	Name of Person Filing:
This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

	(i)	Trimaran Investments II, L.L.C. (“Trimaran II”).
	(ii)	Trimaran Fund II, L.L.C. (“TF II”).
	(iii)	Trimaran Capital, L.L.C. (“TC”).
	(iv)	Trimaran Parallel Fund II, L.P. (“TPF II”).
	(v)	CIBC Employee Private Equity Fund (Trimaran) Partners (“CIBC EPEF”).
	(vi)	CIBC Capital Corporation (“CIBC”).
	(vii)	Jay R. Bloom (“Bloom”).
	(viii)	Andrew R. Heyer (“Heyer”).
	(ix)	Dean C. Kehler (“Kehler”).

Item 2(b).	Address of Principal Business Office:

The principal business address of each of the Reporting Persons is c/o Trimaran Capital Partners, 1325 Avenue of the Americas, 34th Floor, New York, NY 10019.

Item 2(c).	Citizenship:

	(i)	Trimaran II is a Delaware limited liability company.
	(ii)	TF II is a Delaware limited liability company.
	(iii)	TC is a Delaware limited liability company.
	(iv)	TPF II is a Delaware limited partnership.
	(v)	CIBC EPEF is a New York general partnership.
	(vi)	CIBC is a Delaware corporation.
	(vii)	Bloom is a United States citizen.
	(viii)	Heyer is a United States citizen.
	(ix)	Kehler is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value (the “Shares”)

Item 2(e).	CUSIP Number:

75734R 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:
	This Item 3 is not applicable
Item 4.	Ownership:
	Trimaran II
	(a)	Amount beneficially owned:	0
	(b)	Percent of class:	0.0%
	(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0
(ii)	shared power to vote or to direct the vote:	0
(iii)	sole power to dispose or to direct the disposition of:	0
(iv)	shared power to dispose or to direct the disposition of:	0

TF II
(a)	Amount beneficially owned:	0
(b)	Percent of class:	0.0%
(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0
(ii)	shared power to vote or to direct the vote:	0
(iii)	sole power to dispose or to direct the disposition of:	0
(iv)	shared power to dispose or to direct the disposition of:	0

TC
(a)	Amount beneficially owned:	0
(b)	Percent of class:	0.0%
(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0
(ii)	shared power to vote or to direct the vote:	0
(iii)	sole power to dispose or to direct the disposition of:	0
(iv)	shared power to dispose or to direct the disposition of:	0

TPF II
(a)	Amount beneficially owned:	0
(b)	Percent of class:	0.0%
(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0
(ii)	shared power to vote or to direct the vote:	0
(iii)	sole power to dispose or to direct the disposition of:	0
(iv)	shared power to dispose or to direct the disposition of:	0

CIBC EPEF
(a)	Amount beneficially owned:	0
(b)	Percent of class:	0.0%
(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0
(ii)	shared power to vote or to direct the vote:	0
(iii)	sole power to dispose or to direct the disposition of:	0
(iv)	shared power to dispose or to direct the disposition of:	0

CIBC
(a)	Amount beneficially owned:	0
(b)	Percent of class:	0.0%
(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0
(ii)	shared power to vote or to direct the vote:	0
(iii)	sole power to dispose or to direct the disposition of:	0
(iv)	shared power to dispose or to direct the disposition of:	0

Bloom (1)
(a)	Amount beneficially owned:	0
(b)	Percent of class:	0.0%
(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0
(ii)	shared power to vote or to direct the vote:	0
(iii)	sole power to dispose or to direct the disposition of:	0
(iv)	shared power to dispose or to direct the disposition of:	0

Heyer (2)
(a)	Amount beneficially owned:	0
(b)	Percent of class:	0.0%
(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0
(ii)	shared power to vote or to direct the vote:	0
(iii)	sole power to dispose or to direct the disposition of:	0
(iv)	shared power to dispose or to direct the disposition of:	0

Kehler (3)
(a)	Amount beneficially owned:	0
(b)	Percent of class:	0.0%
(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0
(ii)	shared power to vote or to direct the vote:	0
(iii)	sole power to dispose or to direct the disposition of:	0
(iv)	shared power to dispose or to direct the disposition of:	0

(1)
This report is filed by Jay R. Bloom, a managing member of Trimaran Investments II, L.L.C. (“Trimaran II”), the managing member of Trimaran Fund II, L.L.C., Trimaran Capital, L.L.C. and Trimaran Parallel Fund II, L.P., and the party with sole power to vote and dispose of the shares held by CIBC Employee Private Equity Fund (Trimaran) Partners and CIBC Capital Corporation. The reported securities were directly owned by Trimaran Fund, II, L.L.C., Trimaran Capital, L.L.C., Trimaran Parallel Fund II, L.P., CIBC Employee Private Equity Fund (Trimaran) Partners, and CIBC Capital Corporation

(2)
This report is filed by Andrew R. Heyer, a managing member of Trimaran Investments II, L.L.C. (“Trimaran II”), the managing member of Trimaran Fund II, L.L.C., Trimaran Capital, L.L.C., and Trimaran Parallel Fund II, L.P., and the party with sole power to vote and dispose of the shares held by CIBC Employee Private Equity Fund (Trimaran) Partners and CIBC Capital Corporation. The reported securities were directly owned by Trimaran Fund, II, L.L.C., Trimaran Capital, L.L.C., Trimaran Parallel Fund II, L.P., CIBC Employee Private Equity Fund (Trimaran) Partners, CIBC Capital Corporation.

(3)
This report is filed by Dean C. Kehler, a managing member of Trimaran Investments II, L.L.C. (“Trimaran II”), the managing member of Trimaran Fund II, L.L.C., Trimaran Capital, L.L.C., and Trimaran Parallel Fund II, L.P., and the party with sole power to vote and dispose of the shares held by CIBC Employee Private Equity Fund (Trimaran) Partners and CIBC Capital Corporation. The reported securities were directly owned by Trimaran Fund, II, L.L.C., Trimaran Capital, L.L.C., Trimaran Parallel Fund II, L.P., CIBC Employee Private Equity Fund (Trimaran) Partners, CIBC Capital Corporation.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.   ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable
Item 8.	Identification and Classification of Members of the Group:
Not Applicable
Item 9.	Notice of Dissolution of Group:
Not Applicable
Item 10.	Certification:
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2007
TRIMARAN INVESTMENTS II, L.L.C.

By: /s/ Steven A. Flyer
Name:  Steven A. Flyer
Title: Attorney-in-Fact

Dated: January 24, 2007
TRIMARAN FUND II, L.L.C.

By: /s/ Steven A. Flyer
Name:  Steven A. Flyer
Title: Attorney-in-Fact

Dated: January 24, 2007
TRIMARAN CAPITAL, L.L.C.

By: /s/ Steven A. Flyer
Name:  Steven A. Flyer
Title: Attorney-in-Fact

Dated: January 24, 2007
TRIMARAN PARALLEL FUND II, L.P.

By: /s/ Steven A. Flyer
Name:  Steven A. Flyer
Title: Attorney-in-Fact

Dated: January 24, 2007
CIBC EMPLOYEE PRIVATE EQUITY FUND (TRIMARAN) PARTNERS

By: /s/ Steven A. Flyer
Name:  Steven A. Flyer
Title: Attorney-in-Fact

Dated: January 24, 2007
CIBC CAPITAL CORPORATION

By: /s/ Steven A. Flyer
Name:  Steven A. Flyer
Title: Attorney-in-Fact

Dated: January 24, 2007
JAY R. BLOOM

By: /s/ Steven A. Flyer
Name:  Steven A. Flyer
Title: Attorney-in-Fact

Dated: January 24, 2007
ANDREW R. HEYER

By: /s/ Steven A. Flyer
Name:  Steven A. Flyer
Title: Attorney-in-Fact

Dated: January 24, 2007
DEAN C. KEHLER

By: /s/ Steven A. Flyer
Name:  Steven A. Flyer
Title: Attorney-in-Fact